PRICEWATERHOUSECOOPERS

02076210

82-4454

Brazil Realty S.A.
Empreendimentos e Participações
and Subsidiary Companies

Report of Independent Accountants on the Limited Review of Quarterly Information
March 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1700
Torre Torino
Caixa Postal 61005
05001-400 São Paulo, SP - Brasil
Telefone (0XX11) 3674-2000

(A free translation of the original in Portuguese)

Report of Independent Accountants on the Limited Review of Quarterly Information

May 6, 2001

To the Board of Directors and Stockholders
Brazil Realty S.A. Empreendimentos e Participações

1 We have carried out a limited review of the accounting information included in the Quarterly Information (ITR) of Brazil Realty S.A. Empreendimentos e Participações and subsidiary companies for the quarter ended March 31, 2001. This information is the responsibility of company management.

2 Our review was carried out in conformity with specific standards established by the Brazilian Institute of Accountants – IBRACON, in conjunction with the Federal Accounting Council - CFC and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the company's financial position and operations.

BRAZIL REALTY S.A.

EMPREENDIMENTOS E PARTICIPAÇÕES

Open Capital Company

TAX ROLL N^{r}. 73.178.600/0001-18

Register N^{r}. 35.300.137.728 – São Paulo Board of Trade

Minutes of the Board of Directors Meeting

July 31st. 2002

Date, Time and Place: July 31st. 2002, at 10:00 a.m., at the Company head office, , in this Capital city of the State of São Paulo, at Doutor Cardoso de Mello Avenue Nr. 1955, 15th. Floor.

Attendance: All the members of the Board of Directors attended the meeting.

Composition of the Board: Mr. Elie Horn – Chairman ; Rafael Novellino – Secretary.

Order of the Day: To deliberate on the Relevant Information Disclosure Policy and Secrecy Preservation, in accordance with the provisions of the Securities Commission Instruction n^{r}. 358, dated 3rd. January 2002.

Resolutions by Unanimity: The Counselors who attended the meeting decided to approve, in its entire tenor and in the form enclosed to these minutes, the Relevant Information Disclosure Policy and Secrecy Preservation, which will be forwarded to the Securities Commission and to the São Paulo Stock Exchange, in the terms of the rules in force. To follow and oversee the referred Policy, the Counselors appoint the Director of Relations with Investors of the Company, Mr. Nessim Daniel Sarfati.

Closure: As there were no more subjects to be discussed, the Chairman closed the Meeting, of which these minutes were made, read, approved and signed by all the Counselors who attended the meeting

This is a true copy of the original document, registered in the appropriate book.

São Paulo, 31st. July, 2002

Rafael Novellino
Secretary

BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPAÇÕES

RELEVANT INFORMATION DISCLOSURE POLICY AND SECRECY PRESERVATION

DEFINITIONS APPLICABLE TO THIS POLICY

1. The definitions used in this Disclosure Policy will have the following meanings:

Stock Exchanges – The São Paulo Stock Exchange – Bovespa and any other stock exchanges or markets organized for negotiation, in which the Company has Securities admitted for trading.

Company – Brazil Realty S.A. Empreendimentos e Participações .

CVM - the Securities Commission.

Director of Relations with the Investors – The director of the Company elected to exercise the attributions foreseen in the Securities Commission is appointed to follow and inspect the compliance to with the Disclosure Policy.

Relevant Information – Any decision by a controller shareholder, deliberation of an Ordinary Meeting or of he Company's administrative departments, or any other act of fact of a political-administrative, technical, business or economic-financial nature which occurred, or related to the Company's businesses, which might have a considerable measurable influence (i) on the Securities quotation; (ii) on the investors' decision to buy, sell or maintain the Securities; or (iii) on the investors' determination to exercise any rights inherent to the condition of Securities holders. The 2nd. Article of the Securities Commission Instruction n^{r}. 358/2002 contains a list of examples of situations that may configure Relevant Information.

Related Persons – The Company, its direct and indirect controller shareholders, Directors, members of the Board of Directors and of the statutory audit committee, and of any other organization units with technical or consulting functions, affiliated companies and/or under shared control and their respective controller shareholders, members of the administration and of units of the organization with technical or consulting functions, who have adhered expressly to the Disclosure Policy and are bound by the observance of the rules described in such Policy. Other persons whom the Company considers convenient may adhere to this Disclosure Policy, acquiring the condition of Related Persons.

Disclosure Policy – It means the Disclosure Policy concerning Relevant Information and Secrecy Preservation.

Securities – The shares, debentures, subscription bonuses, receipts and rights to subscription, promissory notes issued by the Company and derivatives referring to any of such Securities.

II – PURPOSE

2. The purpose of this Disclosure Policy is to set forward the rules that must be complied with by the Director of Relations with the Investors, and other Related Persons, regarding the disclosure of Relevant Information and the maintenance of secrecy on the Relevant Information that have not yet been disclosed to the public. The Company's Disclosure Policy was prepared based on the terms of the Securities Commission Instruction n^r. 358/2002.

3. Any doubts arising on the provisions of this Disclosure Policy, on the applicable rules published by the Securities Commission and/or on the need to disclose or not to disclose a specific information to the public, must be explained with the Director of Relations with the Investors.

III – ADHESION

4. The Related Persons must adhere to this Disclosure Policy, in addition to the Company's managers and employees who have frequent access to Relevant Information, and others which the Company considers necessary or convenient.

5. The Company will maintain in its head office the list of the Related Persons and their respective qualifications, indicating position or function, address and legal entity or natural person Tax Roll number, updating them whenever there is any change of such data.

IV – DUTIES AND RESPONSIBILITIES

6. The Company's Director of Relations with Investors' responsibilities are as follows:

(i) to disclose to the Securities Commission and to the Stock Exchanges, immediately after having been informed about it, any relevant act or fact occurred or related to the Company's business, which is considered as Relevant Information;
(ii) to oversee the wide and immediate divulgation of the Relevant Information, simultaneously in the Stock Exchanges and in all the markets in which the Company has Securities admitted for negotiation, as well as to the investor public, in general.

7. The communication of Relevant Information to the Securities Commission and to the Stock Exchanges must be done promptly, by means of a written document, describing with detail the occurred acts and/or facts, indicating, whenever possible, the values involved and other explanations.

8. The Relevant Information must be disclosed to the public by means of an announcement published in the newspapers used by the Company; the announcement may contain the summarized description of the Relevant Information, provided that it indicates the internet address in which the complete description of the Relevant Information is available, in a

wording at least identical to the text sent to the Securities Commission and to the Stock Exchanges.

9. Whenever Relevant Information is sent by any communication means, including information to the press or in class entities meetings, investors, analysts or with selected public, in Brazil or abroad, the Relevant Information will be disclosed simultaneously to the Securities Commission, to the Stock Exchanges and to the investor public, in general.

10. Any Related Person who is aware of a Relevant Information, provided that they verify any omission in the disclosure of Relevant Information, after 3 (three) working days of receipt by the Director of Relations with the Investors, of a written and registered communication sent by a Related Person, without any manifestation by the Director of Relations with the Investors, must communicate the Relevant Information directly to the Securities Commission, always observing the provisions contained in the 5th. Section.

12. The Relevant Information must, preferentially, be disclosed before the beginning, or after the closure of business in the Stock Exchanges. If the Stock Exchanges are not operating simultaneously, the disclosure must be done observing the working hours of the Stock Exchanges located in Brazil.

V – EXCEPTION TO THE IMMEDIATE DISCLOSURE OF RELEVANT INFORMATION

13. The acts or facts that constitute Relevant Information may stop being disclosed, if such disclosure might risk any legitimate interest of the Company, confirmed by the Director of Relations with Investors.

14. The Company may decide to submit to the Securities Commission consideration, the issue about the public divulgation of Relevant Information that might put to risk a legitimate interest of the Company.

15. Whenever the Relevant Information not yet disclosed to the public becomes known by persons other than (i) those who become aware originally; and/or (ii) decided to keep secrecy on the Relevant Information, or if it is verified that there occurred an atypical oscillation of the quotation, price or quantity negotiated of the Securities, the Director of Relations with Investors must make the necessary arrangements so that the Relevant Information is promptly disclosed to the Securities Commission, to the Stock Exchanges and to the public.

VI – DUTY TO KEEP SECRECY ON A RELEVANT INFORMATION

16. The Related Persons must keep secrecy on Relevant Information not yet disclosed, to which they have access by virtue of their position or function, until such Relevant Information are disclosed to the public, and oversee that subordinates and third parties whom they trust also do it.

17. Even after their disclosure to the public, the Relevant Information must be considered as not having been disclosed, until reasonable time will have elapsed for the market participants to have received and processed the Relevant Information.

18. The Related Persons must not discuss Relevant Information in public places. In the same manner, the Related Persons only must deal with matters related with the Relevant Information, with those who need to know the Relevant Information.

19. An infringement of this Disclosure Policy, verified by the Related Persons, must be communicated immediately to the Company, by the Director of Relations with Investors.

20. If any Related Person verifies that a Relevant Information not yet disclosed to the public has become known by persons other than (i) those who become aware originally; and/or (ii) decided to keep secrecy on the Relevant Information, or if it is verified that there occurred an atypical oscillation of the quotation, price or quantity negotiated of the

Securities, such facts must be promptly communicated to the Company, by the Director of Relations with Investors.

VII – PENALTIES

21. The Related Persons commit to respect and comply with all the provisions of this Disclosure Policy; the non-compliance is subjected to the penalties provided by the applicable rules.

ADHESION

I, as a Related Person, am aware and agree with the terms and conditions set forward by the Disclosure Policy of the Company's Relevant Information, approved in the meeting of the Board of Directors held on 31st. July 2002.

NAME:

POSITION/FUNCTION:

ADDRESS:

TAX ROLL N^{r}.: PLACE/DATE:

PRICEWATERHOUSECOOPERS

May 6, 2001
Brazil Realty S.A. Empreendimentos e Participações

3 Based on our limited review, we are not aware of any significant adjustments which should be made to the quarterly information referred to above in order that such information be stated in conformity with accounting principles determined by Brazilian corporate legislation applicable to the preparation of quarterly information, consistent with the regulations of the Brazilian Securities Commission – CVM.

4 The Quarterly Information – ITR also includes (a) accounting information relating to the quarter ended December 31, 2000 which was audited by other independent accountants in connection with the audit of the financial statements as at that date, on which they issued an unqualified opinion dated February 9, 2001, and (b) accounting information relating to the quarter ended March 31, 2000, which was reviewed by other independent accountants, who issued their related report, without qualifications, dated May 4, 2000.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" MG

Celso Luiz Malimpensa
Partner
Contador CRC 1SP159531/O-0

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRIAL AND OTHER

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

4 - State Registration Number – NIRE
35.300.137.728

01.02 - HEAD OFFICE

1 – ADDRESS				2 - SUBURB OR DISTRICT
Av. Dr. Cardoso de Melo, 1955 – 15o. andar				Vila Olimpia
3 – POSTAL CODE	4 – MUNICIPALITY			5 - STATE
04548-005	São Paulo			SP
6 - AREA CODE	7 – TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
0011	3040-2174			
11 - AREA CODE	12 – FAX	13 - FAX	14- FAX	
0011	3040-2171			

15 - E-MAIL
brrealty@amchan.com.br

01.03 –INVESTOR RELATIONS OFFICER (Company mail address)

1 – NAME				
Nessim Daniel Sarfati				
2 – ADDRESS				3 - SUBURB OR DISTRICT
Av. Dr. Cardoso de Melo, 1955 – 15o. andar				Vila Olimpia
4 – POSTAL CODE	5 – MUNICIPALITY			6 - STATE
04548-005	São Paulo			SP
7 - AREA CODE	8 – TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
0011	3040-2000			
12 - AREA CODE	13 – FAX	14 - FAX	15 - FAX	
0011	3040-2161			

16 - E-MAIL
nsd@cyrela.com.br

01.04 – GENERAL INFORMATION/INDEPENDENT ACCOUNTANTS

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
01.01.2001	12.31.2001	1	01.01.2001	03/31/2001	4	10.01.2000	12.31.2000

9 – Independent Accountants	10 - CVM Code
PricewaterhouseCoopers Auditores Independentes	00287-9
11 – Partner Responsible Celso Luis Malimpensa	12 – Individual Taxpayers' Registration Number of the Partner Responsible 009.637.118-81

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

01.05 - CAPITAL COMPOSITION

NUMBER OF SHARES (THOUSAND)	1 – CURRENT QUARTER 03/31/2001	2 - PRIOR QUARTER 12/31/2000	3 - SAME QUARTER IN PRIOR YEAR 03/31/2000
Paid-up capital			
COMMON	38,500	38,500	35,000
PREFERRED	44,003	44,003	40,250
TOTAL	82,503	82,503	75,250
Treasury stock			
COMMON	0	0	0
PREFERRED	2,722	2,722	2,722
TOTAL	2,722	2,722	2,722

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY
Commercial, Industrial and Other

2 – SITUATION
Operating

3 – NATURE OF OWNERSHIP
Private National

4 - ACTIVITY CODE
1170000 – Participation and Administration

5 - MAIN ACTIVITY
Real estate services

6 – TYPE OF CONSOLIDATION
Total

7 – TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANTS
Without Qualifications

01.07 – COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1-ITEM	2-CNPJ	3-NAME

01.08 – DISTRIBUTIONS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1- ITEM	2-EVENT	3- DATE OF APPROVAL	4- DISTRIBUTION TYPE	5- START OF PAYMENT	6-TYPE OF SHARE	7-DISTRIBUTIONS PER SHARE
01	RCA	02/20/2001	Dividend	03/07/2001	ON	0.2514048676
02	RCA	02/20/2001	Dividend	03/07/2001	PN	0.2765453543
03	RCA	02/20/2001	Dividend	03/07/2001	ON	0.1078430716
04	RCA	02/20/2001	Dividend	03/07/2001	PN	0.1186273788

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRIAL AND OTHER

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1- Item	2 – Date of alteration	3 - Capital (in thousands of reais)	4 – Amount of the alteration (in thousands of reais)	5 - Nature of alteration	7 - Number of shares issued (thousand)	8 - Share price on issue date (in reais)

01.10 - INVESTOR RELATIONS OFFICER

1 – Date	2 – Signature
05/06/2001	

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME3 - CNPJ	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

02.01- Balance Sheet - Assets (in thousands of reais)

1 - Code	2 - Description	3 - 03/31/2001	4 – 12/31/2000
1	Total assets	417,686	422,279
1.01	Current assets	89,513	89,785
1.01.01	Available funds	11,044	19,969
1.01.01.01	Cash, banks, financial investments	11,044	19,969
1.01.02	Receivables	62,566	52,430
1.01.02.02	Taxes recoverable	12,171	11,178
1.01.02.05	Accounts receivable	37,545	36,938
1.01.02.06	Development costs to appropriate	1,466	1,749
1.01.02.07	Proposed dividends receivable	8,516	0
1.01.02.09	Other	2,868	2,565
1.01.03	Inventories	15,903	17,386
1.01.03.02	Properties for sale	15,903	17,386
1.01.04	Other	0	0
1.02	Long-term receivables	71,348	69,846
1.02.01	Sundry receivables	61,273	60,124
1.02.01.01	Accounts receivable	61,270	60,121
1.02.01.03	Other	3	3
1.02.02	Receivables from related parties	7,516	6,829
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	7,516	6,829
1.02.02.03	Other related parties	0	0
1.02.03	Other	2,559	2,893
1.02.03.01	Deferred income tax and social contribution	2,559	2,893
1.03	Permanent assets	256,825	262,648
1.03.01	Investments	227,223	232,900
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiary companies	195,673	202,859
1.03.01.02.01	Investments valued by the equity method	148,696	155,637
1.03.01.02.02	Participation in funds	46,977	47,222
1.03.01.03	Other investments	31,550	30,041
1.03.02	Property and equipment	29,323	29,469
1.03.02.01	Property and equipment, net	29,323	29,469
1.03.03	Deferred charges	279	279
1.03.03.01	Net funding expenses	279	279

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (in thousands of reais)

1 - Code	2 – Description	3 - 03/31/2001	4 –12/31/2000
2	Total liabilities and stockholders' equity	417,686	422,279
2.01	Current liabilities	75,928	88,394
2.01.01	Loans and financings	39,506	36,955
2.01.01.01	Local loans and financings	5,426	6,704
2.01.01.03	Payables to subsidiary companies	34,080	30,251
2.01.02	Debentures	0	0
2.01.03	Suppliers	801	1,441
2.01.04	Taxes, charges and contributions	570	572
2.01.05	Dividends payable	0	20,000
2.01.06	Provisions	34,475	28,540
2.01.06.01	Estimated costs to complete projects	34,369	28,540
2.01.06.18	Other financial provisions	106	0
2.01.07	Payables to related parties	0	0
2.01.08	Other	576	886
2.01.08.01	Other accounts	576	886
2.02	Long-term liabilities	101,895	105,294
2.02.01	Loans and financings	47,113	42,688
2.02.01.03	Loans and financings	47,113	42,688
2.02.02	Debentures	0	0
2.02.03	Provisions	32,056	38,148
2.02.03.01	Estimated costs to complete projects	22,594	28,594
2.02.03.19	Provision for contingencies	9,462	9,554
2.02.04	Payables to related parties	0	0
2.02.05	Other	22,726	24,458
2.02.05.01	Payable for purchase of properties	14,341	14,341
2.02.05.02	Deferred results on sales of properties	8,385	10,117
2.03	Deferred income	0	0
2.05	Stockholders' equity	239,863	228,591
2.05.01	Paid-up capital	158,466	158,466
2.05.01.01	Paid-up capital	158,466	158,466
2.05.02	Capital reserves	0	0
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	70,124	70,125
2.05.04.01	Legal	7,180	7,180
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retained profits	0	0
2.05.04.06	Special reserve for dividends not distributed	0	0
2.05.04.07	Other revenue reserves	62,944	62,945
2.05.04.07.01	Retained profits	69,414	69,415
2.04.04.07.02	Treasury shares	(6,470)	(6,470)

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (in thousands of reais)

1 - Code	2 – Description	3 - 03/31/2001	4 –12/31/2000
2.05.05	Retained earnings	11,273	0

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

03.01- Statement of Income (in thousands of reais)

1 – Code	2 – Description	3 - 01.01.2001 to 03/31/2001	4 - 01.01.2001 to 03.31.2001	5 - 01.01.2000 to 03.31.2000	6 - 01.01.2000 to 03.31.2000
3.01	Gross sales and/or services	16,017	16,017	15,127	15,127
3.01.01	Sale of properties	13,995	13,995	12,982	12,982
3.01.02	Resale of properties	0	0	0	0
3.01.03	Rent of properties	2,022	2,022	2,145	2,145
3.01.04	Services rendered	0	0	0	0
3.01.05	Right of use	0	0	0	0
3.02	Deductions	(461)	(461)	(129)	(129)
3.02.01	Taxes on sales and services	(461)	(461)	(129)	(129)
3.02.02	Cancellations	0	0	0	0
3.03	Net sales and/or services	15,556	15,556	14,998	14,998
3.04	Cost of sales and/or services	(9,477)	(9,477)	(7,233)	(7,233)
3.04.01	Properties sold	(9,343)	(9,343)	(7,099)	(7,099)
3.04.02	Properties resold	0	0	0	0
3.04.03	Rented properties	(134)	(134)	(134)	(134)
3.04.04	Right of use	0	0	0	0
3.05	Gross profit	6,079	6,079	7,765	7,765
3.06	Operating (expenses) income	5,528	5,528	4,548	4,548
3.06.01	Selling	(2,492)	(2,492)	(1,793)	(1,793)
3.06.02	General and administrative	(2,119)	(2,119)	(1,759)	(1,759)
3.06.03	Financial, net	(1,459)	(1,459)	(1,907)	(1,907)
3.06.03.01	Financial income	920	920	200	200
3.06.03.02	Financial expenses	(2,379)	(2,379)	(2,107)	(2,107)
3.06.03.02.01	Financial expenses	(2,364)	(2,364)	(2,146)	(2,146)
3.06.03.02.02	Net monetary variations	(15)	(15)	39	39
3.06.04	Other operating income	631	631	(640)	(640)
3.06.04.01	Results of investments in property funds	1,017	1,017	(640)	(640)
3.06.04.02	Other	(386)	(386)	0	0

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

03.01- Statement of Income (in thousands of reais)

1 – Code	2 – Description	3 - 01.01.2001 to 03/31/2001	4 - 01.01.2001 to 03.31.2001	5 - 01.01.2000 to 03.31.2000	6 - 01.01.2000 to 03.31.2000
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the results of subsidiary companies	10,967	10,967	10,647	10,647
3.07	Operating profit	11,607	11,607	12,313	12,313
3.08	Non-operating results	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxation/profit sharing	11,607	11,607	12,313	12,313
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred income tax	(334)	(334)	0	0
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income for the period	11,273	11,273	12,313	12,313
	Number of shares, excluding treasury (thousand)	79,781	79,781	72,528	72,528
	Net income per share	0.14130	0.14130	0.16977	0.16977

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information (amounts in thousands of reais unless otherwise indicated)

1. OPERATIONS

Brazil Realty S.A. Empreendimentos e Participações (the parent company) and its subsidiaries are engaged in the acquisition and development of residential and commercial properties as well as the rental of commercial properties. They also invest in other companies as shareholder or quotaholder and participate in real estate investment funds.

2. PRESENTATION OF THE QUARTERLY INFORMATION

The quarterly information has been prepared in accordance with accounting practices prescribed by Brazilian corporate legislation and standards established by the Brazilian Securities Commission – CVM, as well as in conformity with Law 9249/95 which eliminated the use of any system for recognizing inflationary effects for tax and corporate purposes as from January 1, 1996.

3. SIGNIFICANT ACCOUNTING PRACTICES

(a) **Indexation effects** - When subject to indexation, assets and liabilities are restated in accordance with the corresponding contractual clauses.

(b) **Available funds** - Stated at cost plus accrued interest.

(c) **Allowance for doubtful accounts** - Recorded in an amount considered sufficient by management to cover estimated losses on the realization of receivables.

(d) **Inventories** - Stated at acquisition costs plus expenses incurred on properties for sale, which do not exceed market value.

(e) **Investments** - Investments in subsidiaries and affiliates are accounted for under the equity method; other investments are stated at cost.

(f) **Property and equipment** - Stated at acquisition cost, monetarily restated through December 31, 1995, net of depreciation calculated on the straight-line method based on the estimated useful lives of assets.

(g) **Provision for estimated costs to complete projects** - Represents the estimated cost to complete units sold of residential and commercial properties, based on reports prepared by the responsible technical area, with the initial contra-entry to deferred results on sales of properties. Changes to estimated costs are recorded as identified and allocated between cost of sales and deferred results on sales of properties.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information (amounts in thousands of reais unless otherwise indicated)

(h) Income Tax and Social Contribution - The provisions for income tax and social contribution are calculated according to criteria established by tax legislation. Deferred taxes arising from temporary differences, tax losses and negative social contribution basis are recorded in assets, based on their expected future realization.

(i) Results of sales of properties and selling costs to appropriate- Receipts from sales, costs of land and construction, and the marketing and selling expenses inherent in the respective property developments are appropriated to results on the percentage-of-completion method. Such percentage is based on the physical measurement of each project in relation to the total cost of the respective properties.

(j) Earnings per share - Calculated based on the number of shares outstanding at the balance sheet date, excluding treasury shares.

4. CONSOLIDATION

The consolidated financial statements include the accounts of Brazil Realty S.A. Empreendimentos e Participações and the subsidiary and affiliated companies listed in Note 5.4.1. Investments in subsidiary and affiliated companies, and intercompany assets and liabilities, business transactions and unrealized profits are eliminated. Minority interest is disclosed separately in the consolidated financial statements. For investments in subsidiaries and affiliates in which the Company has a 50% or lower holding, the accounts are proportionally consolidated.

5. FINANCIAL STATEMENTS

5.1. Available funds - Mainly fixed and variable income securities, redeemable on demand, stated at the lower of cost plus accrued earnings or market value.

	Company			Consolidated		
	03/2001	12/2000	03/2000	03/2001	12/2000	03/2000
Cash and banks	78	233	-	495	1,071	26,345
Financial Investments:						
Fixed income (a)	10,966	19,736	7,689	23,484	33,112	17,622
Variable income (b)	-	-	-	58,254	62,588	11,253
Total	11,044	19,969	7,689	82,233	96,771	55,220

(a) Comprise mainly, at March 2001, shares in investment funds, including R$ 3,868 in quotas available for sale of Fundo Financial Center de Inv. Imobiliário;

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information (amounts in thousands of reais unless otherwise indicated)

(b) Includes mainly, at March 2001, R$ 30,372 (US$ 14,051) in C-Bonds and R$ 27,857 (US$ 12,887) Brazil 2040 securities; R$ 52,477 (US$ 26,837) in C-Bonds at December 2000, held by Brazil Realty Serviços e Investimentos Ltd., located abroad. These securities yield 4% and 5% , respectively, each half-year, on their face value and may be redeemed at any time.

5.2. Receivables: Composed, among others, of:

5.2.1 – Taxes recoverable: Income tax paid on net income and withholding income tax on financial investments.

5.2.2 – Accounts receivable: Arise mainly from sales of residential and commercial properties which are monetarily restated based on contractual indices, rental of office space in commercial buildings and areas in shopping centers, and resale of properties, as follows:

	Company			Consolidated		
	03/2001	12/2000	03/2000	03/2001	12/2000	03/2000
Current:						
Sales of development properties (a)	35,199	34,591	33,835	66,486	65,558	63,901
Rental	865	749	680	2,522	2,182	2,055
Right of use	1	2	109	177	54	1,095
Resale of properties	1,480	1,596	650	3,179	2,613	996
Management services	-	-	-	161	349	86
Allowance for doubtful accounts	-	-	-	(561)	(1,092)	(1,058)
	37,545	36,938	35,274	71,964	69,664	67,075
Long-term:						
Sales of development properties	61,270	59,121	66,307	107,380	109,310	118,982
Sale of fund quotas	-	1,000	990	-	1,000	990
	61,270	60,121	67,297	107,380	110,310	119,972
Total:	98,815	97,059	102,571	179,344	179,974	187,047

(a) Amounts related to receivables from sales of development properties are mostly restated based on the National Civil Construction Index – INCC up to delivery, and later by the General Market Price Index - IGP-M.

5.2.3 – Development costs to appropriate:

Represent commercial activity costs, such as construction of stands, selling and advertising of unsold properties. Costs related to properties sold are classified in long-term liabilities.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information (amounts in thousands of reais unless otherwise indicated)

5.3. Inventories:

5.3.1 – Properties for sale: These are stated at acquisition cost and represent the costs of units under construction and not yet sold, and land for future development.

	Company			Consolidated		
	03/2001	12/2000	03/2000	03/2001	12/2000	03/2000
Total properties under construction	8,492	10,111	15,021	46,493	28,017	19,764
Land	7,411	7,275	9,869	13,675	33,288	20,973
Total	15,903	17,386	24,890	60,168	61,305	40,737

5.4. Permanent assets:

5.4.1 – Investments:

The parent company's investments in subsidiary and affiliated companies are summarized as follows:

	Holding (%)			Book balance		
	03/2001	12/2000	03/2000	03/2001	12/2000	03/2000
Real estate investment funds:						
Centro Têxtil Internacional	43.50 (*)	43.50 (*)	43.50 (*)	17,953	18,266	17,952
ABC Plaza Shopping (b)	20.40 (*)	20.40 (*)	20.40 (*)	10,858	10,858	10,858
Tal de Investimento Imobiliário	0.003 (*)	0.003 (*)	0.003 (*)	-	3	3
Basílio Machado de Inv. Imobiliário	50.00 (*)	50.00 (*)	50.00 (*)	7,000	7,000	6,955
JK de Investimento Imobiliário (b)	34.00 (*)	34.00 (*)	34.00 (*)	8,521	8,521	10,836
Other (a)				2,646	2,774	3,157
				46,977	47,222	49,461
Subsidiaries and affiliates:						
Brazil Realty Serviços e Investimentos Ltd. (b)	99.99	99.99	99.99	44,365	49,979	37,215
Brazil Realty Adm. e Locação Ltda.	99.99	99.99	99.99	34,324	32,723	22,736
Tal de Investimento Imobiliário Ltda.	75.00	75.00	75.00	4,784	4,152	1,629
Cybra de Investimento Imobiliário Ltda.	75.00	75.00	75.00	11,582	14,619	10,908
Fifty de Investimento Imobiliário Ltda.	50.00 (*)	50.00 (*)	50.00 (*)	2,474	2,355	2,484
Millennium de Inv. Imobiliários Ltda.	99.99	99.99	99.99	23,697	23,687	3,742
Forest Hill de Inv. Imobiliários Ltda.	25.00 (*)	25.00 (*)	25.00 (*)	3,465	3,746	3,369
Cyset de Investimentos Imobiliários Ltda.	36.99 (*)	36.99 (*)	36.99 (*)	727	709	572
BRC Serviços S/C Ltda.	99.99	99.99	99.99	-	-	-
BRX Adm. de Shopping Centers	49.99 (*)	49.99 (*)	99.99 (*)	93	92	77
Country de Investimentos Imobiliários Ltda.	50.00 (*)	50.00 (*)	50.00 (*)	1,435	1,561	1,640

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information (amounts in thousands of reais unless otherwise indicated)

	Holding (%)			Book balance		
	03/2001	12/2000	03/2000	03/2001	12/2000	03/2000
Tal de Empreendimentos Imobiliários Ltda.	75.00	75.00	75.00	14,735	15,462	8,980
ABC Realty de Inv. Imobiliário Ltda.	90.00	90.00	-	4,909	4,420	-
BRH Adm. de Inv. Imobiliário Ltda.	50.00 (*)	50.00 (*)	-	4	4	-
ABC II de Empreendimento Imobiliário Ltda.	34.00 (*)	34.00 (*)	-	2,102	2,128	-
				148,696	155,637	93,352
				195,673	202,859	142,813
Other				31,550	30,041	24,874
Total				227,223	232,900	167,687

(*) Proportional consolidation.
(a) Refers to goodwill on investments in Fundo ABC Plaza and Fundo Brasílio Machado, to be amortized over a ten-year period or when investments are sold;
(b) As of March 2001, the company had dividends to receive amounting to R$ 8,516:
. R$ 7,957 - Brazil Realty Serviços e Investimentos Ltd.
. R$ 430 - Fundo de Invest. Imobiliário ABC Plaza Shopping
. R$ 129 - Fundo JK de Inv. Imobiliário Ltda.

The main accounting information on the subsidiaries and affiliates is as follows:

	Net equity			Results		
	03/2001	12/2000	03/2000	03/2001	12/2000	03/2000
Real estate investment funds:						
Centro Têxtil Internacional	41,340	41,545	40,595	(537)	105	(845
ABC Plaza Shopping	53,225	53,225	53,225	2,276	8,565	1,387
Tal de Investimento Imobiliário	(56)	(42)	46	(12)	(24)	-
Basílio Machado de Investimento Imobiliário	14,000	14,000	13,911	672	2,232	452
JK de Investimento Imobiliário	25,062	25,062	31,334	754	1,705	510
Subsidiaries and affiliates:						
Brazil Realty Serviços e Investimentos Ltd.	44,365	49,978	37,215	2,477	13,214	5,399
Brazil Realty Adm. e Locação Ltda.	34,449	32,722	22,736	3,496	9,379	1,650
Tal de Investimento Imobiliário Ltda.	6,380	5,536	2,172	844	2,814	503
Cybra de Investimento Imobiliário Ltda.	15,442	19,492	14,547	4,080	9,431	584
Fifty de Investimento Imobiliário Ltda.	4,947	4,709	4,968	238	(274)	(16)
Country de Investimentos Imobiliários Ltda.	2,869	3,121	3,281	(253)	(205)	(46)
Millennium de Investimentos Imobiliários Ltda.	23,686	23,686	3,742	-	9,669	345
Forest Hill de Investimentos Imobiliários Ltda.	13,859	13,873	13,469	(14)	(48)	(1)

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information (amounts in thousands of reais unless otherwise indicated)

	Net equity			Results		
	03/2001	12/2000	03/2000	03/2001	12/2000	03/2000
Cyset de Investimentos Imobiliários Ltda.	1,987	1,917	1,545	49	906	535
Tal de Empreendimentos Imobiliários Ltda.	19,796	20,617	11,973	1,630	10,776	3,280
BRX Adm. de Shopping Centers	123	184	155	(62)	144	114
BRC Serviços S/C Ltda.	(106)	(318)	(852)	212	127	(279)
ABC Realty de Investimento Imobiliário Ltda.	5,142	4,911	(2)	(4)	(49)	-
BRH Adm. de Investimento Imobiliário Ltda.	7	8	(21)	-	-	(16)
ABC II de Empreendimento Imobiliário Ltda.	6,183	6,253	-	(71)	(4)	-

5.4.2 – Other Investments:

This balance is comprised of properties acquired in the Faria Lima development, located at Avenida Faria Lima, 3414 in the city of São Paulo, which will probably be used for formation of a future real estate investment fund.

5.4.3. Property and equipment:

Property and equipment, net, consist of the following:

	Annual depreciation rate (%)	Company			Consolidated		
		03/2001	12/2000	03/2000	03/2001	12/2000	03/2000
Land	-	8,155	8,155	8,610	19,752	20,247	8,610
Buildings	1.27 to 2.5	24,964	24,964	24,964	69,098	67,855	78,097
Machinery and equipment	10	3,630	3,624	291	3,631	3,624	303
Furniture and fixtures	10	220	217	192	235	217	192
Telephone lines	-	196	196	196	196	196	196
Computers	20	387	388	314	393	388	314
Construction in progress	-	89	89	1,914	329	2,277	7,355
Other	-	344	342	329	934	316	329
		37,985	37,975	36,810	94,568	95,120	95,396
Accumulated depreciation		(8,662)	(8,506)	(4,734)	(12,187)	(11,754)	(7,250)
Total		29,323	29,469	32,076	82,381	83,366	88,146

Annual depreciation rates of buildings reflect the remaining estimated useful lives as reviewed by an independent appraiser in 1997.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information (amounts in thousands of reais unless otherwise indicated)

5.5. Provision for estimated costs to complete projects and deferred results on sales of properties

a. Provision for estimated costs to complete projects

This provision represents estimated costs to incur on construction in progress of units already sold, less costs already incurred during the construction process, and is recognized when residential and commercial units are sold, with a contra-entry to the account Cost of sales to appropriate. Cost estimates are reviewed on a regular basis and changes are recorded with a contra-entry to cost of sales to appropriate and the portion already allocated to results based on the percentage-of-completion method.

b. Deferred results on sales of properties

This consists of amounts of sales, costs and expenses of units under construction, appropriated to results as units are built.

	Company			Consolidated		
	03/2001	12/2000	03/2000	03/2001	12/2000	03/2000
Sales	69,227	71,870	72,547	121,389	125,077	147,523
Costs	(60,842)	(61,753)	(55,186)	(76,526)	(77,813)	(90,622)
Results to appropriate	8,385	10,117	17,361	44,863	47,264	56,901

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information (amounts in thousands of reais unless otherwise indicated)

5.6. Loans and financings

	Company			Consolidated		
	03/2001	12/2000	03/2000	03/2001	12/2000	03/2000
Current:						
Bank loans (b)	441	332	175	7,237	15,332	603
Financings (c)	4,129	4,557	3,621	4,129	4,557	3,621
Interest	856	1,815	724	,856	1,815	724
	5,426	6,704	4,520	12,222	21,704	4,948
Long-term:						
Fixed rate notes (a)	43,529	39,375	35,183	43,529	39,375	35,183
Financings (c)	3,584	3,313	6,495	3,583	3,313	6,495
	47,113	42,688	41,678	47,112	42,688	41,678
Total	52,539	49,392	46,198	59,334	64,392	46,626
Local currency	8,183	8,236	10,337	8,532	8,897	10,765
Foreign currency	44,356	41,156	35,861	50,802	55,495	35,861

(a) Fixed rate notes – in July 1997, the Company obtained US$75,000 by issuing fixed rate notes in the international market, to finance current and new property ventures. The loan matures in July 2005, with semiannual interest payments of 10.05% per annum. The notes may be redeemed in advance in July 2002 through purchase and sale options. This issue has certain restrictive covenants concerning indebtedness of the Company, guarantees, transfer of assets, leaseback transactions, transactions with affiliates, mergers and other. All details of the public offering are described in the offering circular dated July 16, 1997. Between the second half of 1999 and the end of 2000, the Company repurchased and cancelled US$54,855 of the notes initially obtained.

(b) Loans – at March 2001, represent principally accounts guaranteed by the Company related to investments made by the subsidiary Brazil Realty Serviços e Investimentos Ltda., subject to interest of LIBOR plus 0.5% to 1.00% per year.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information (amounts in thousands of reais unless otherwise indicated)

(c) Financings – represented by borrowings made for the developments Classique Klabin I and II, The Universe and The Excellence. Contracted rates are 12.5% per annum, plus Referential Rate - TR, with monthly payment of interest and principal maturing in July, November and December of 2002 for the developments of Universe, Classique Klabin I and II and The Excellence, respectively. Receivables from such developments have been offered as guarantee.

Payment Schedule (Consolidated)

	Local currency			Foreign currency		
Maturity	03/2001	12/2000	03/2000	03/2001	12/2000	03/2000
2000	-	-	3,226	-	-	678
2001	3,917	5,584	4,177	7,273	16,120	-
2002	4,615	3,313	3,362	-	-	-
2003	-	-	-	-	-	-
2004	-	-	-	-	-	-
2005	-	-	-	43,529	39,375	35,183
After 2005	-	-	-	-	-	-
Total	8,532	8,897	10,765	50,802	55,495	35,861

5.7. Income tax and social contribution

The Company recognizes income tax and social contribution monthly on the accrual basis by calculating the amounts based on interim financial statements. Income tax rates used in 2001 and 2000 were 15% of taxable income plus a 10% surcharge and the social contribution rates used were 9% in 2001 and 2000. As of March 31, 2001, the Company's accumulated tax losses were R$ 12,410 and the negative social contribution totaled R$ 13,712, both available for offset against future taxable profits. Based on an injunction issued on March 18, 1998, current amounts payable are being fully offset.

Certain subsidiaries and affiliates, the annual net revenues of which are lower than R$24,000 (limit still in force), opted for the presumed profit method, as permitted by income tax legislation. For these companies, income tax and social contribution are calculated based on the presumed profit which is 8% of gross sales and applying the rates normally used for the calculation of income tax and social contribution.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information (amounts in thousands of reais unless otherwise indicated)

Income tax and social contribution benefits (expenses) for 2001 may be shown as follows:

	Company	Consolidated
Deferred tax asset:		
On tax losses	1,400	1,400
On sundry provisions	(632)	(632)
On difference between revenue taxed on the cash basis and the amount recognized on the accrual basis – percentage of completion	-	36
Total deferred income tax assets	768	804
On difference between revenue taxed on the cash basis and the accrual basis – percentage of completion	1,102	1,300
Total deferred income tax liabilities	1,102	1,300
Deferred tax assets, net	(334)	(496)
Provision for current income tax	-	(869)
Income tax (expense)	(334)	(1,365)

Based on studies and projections indicating taxable income to be generated by the Company, tax credits on temporary differences were recognized which will become deductible or taxable as realized.

The main differences determining actual rates of income tax and social contribution presented in the consolidated financial statements are: (a) income generated by subsidiaries calculated on the presumed profit method; (b) offset of tax losses and negative social contribution basis in 2001; and (c) temporary differences between income generated on the accrual basis and on the cash basis for income tax purposes.

5.8. Provision for contingencies

The balance refers to lawsuits challenging the incidence of the Social Contribution on Revenues - COFINS on the sale of properties amounting to R$ 7,462, and interest on the portion of tax credits offset without observance of the limits determined by prevailing legislation amounting to R$ 2,000.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information (amounts in thousands of reais unless otherwise indicated)

Other processes related to the incidence or expansion of the calculation bases for PIS, COFINS and Social Contribution are in course. Management, based on the opinion of its legal advisors, who indicate that there are good prospects of favorable outcomes, has not set up a provision for possible payments of the these taxes which amounted to R$ 4,919 at March 31, 2001 (December 31, 2000 – R$ 4,380).

5.9. Stockholders' equity

a. Capital

Capital amounts to R$ 158,466, divided into 82,502,800 registered shares, with no nominal amount, 38,500,000 of which are common and 44,002,800 preferred. The Administrative Council is allowed to increase capital, independent of a general assembly or change in statutes, up to a limit of 140,000,000 shares.

There was a capital increase of R$18,132 on June 28, 2000 with the issue of 3,500,000 common and 3,752,800 preferred shares, and of R$ 16,788 on December 21, 2000, without issuance of shares, on capitalization of interest on own capital accrued in 2000.

Preferred shares are non voting but have priority in the payment of dividends and capital reimbursement, and receive dividends 10% higher than common shares.

b. Treasury shares

As of March 31, 2001, the Company had 2,722,000 preferred shares in treasury, the majority of which were acquired in 1998.

The Company's shares were quoted at R$ 3,20 on March 31, 2001 (R$ 2,84 on December 31, 2000).

c. Revenue Reserves

Legal

Recognized based on 5% of annual net income, up to the limit of 20% of paid-up capital.

Retained Profits

Set up based on budgets of the Company as prescribed in the by-laws, to finance additional purchases of fixed assets, working capital and expansion activities, having been formed with up to 100% of the remaining net income after legal and statutory appropriations, and can not exceed capital.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information (amounts in thousands of reais unless otherwise indicated)

Dividends

The by-laws provide for the distribution of annual mandatory minimum dividends of 25% of adjusted net income, calculated based on the provisions of article 202 of Law 6404/76, taking into consideration the changes introduced by Law 9457/97.

6. TRANSACTIONS WITH RELATED PARTIES

The Company uses the structure of other companies related to Grupo Cyrela to develop certain activities, and disbursed approximately R$ 5,332 for the quarter in the following services: financial, legal, collection, accounts payable, marketing, engineering, purchases, human resources, EDP, and administration of construction and labor on projects.

The Company has loans with subsidiaries and affiliates. The loan from subsidiary Brazil Realty Serviços e Investimentos Ltd. is restated based on the foreign exchange rate variation.

Balances recorded by the Company are shown as follows:

	Assets			Liabilities		
	03/2001	12/2000	03/2000	03/2001	12/2000	03/2000
Fifty de Investimento Imobiliário Ltda.	4,073	3,983	1,333	-	-	-
Cybra de Investimento Imobiliário Ltda.	129	129	-	29	29	-
BRX Administração de Shopping Centers	479	390	-	-	-	-
BRC Serviços S/C Ltda.	842	842	1,169	575	-	-
Country de Investimentos Imobiliários Ltda.	1,927	1,418	-	-	-	-
Brazil Realty Administração e Locação Ltda.	66	67	-	18,084	12,845	9,721
Brazil Realty Serviços e Investimentos Ltd.	-	-	-	-	956	2,251
Millennium de Inv. Imobiliários Ltda.	-	-	-	15,392	16,421	4,604
Total	7,516	6,829	2,502	34,080	30,251	16,576

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information (amounts in thousands of reais unless otherwise indicated)

7. FINANCIAL INSTRUMENTS

The Company participates in transactions involving financial instruments, all recorded in balance sheet accounts, to meet its needs, and to reduce exposure to market, currency and interest rate risks. The management of these risks is effected by defining strategies, establishing control systems, and determining position limits.

Financial investments are indexed at contractual rates, reflecting usual market conditions as of March 31, 2001.

Conditions and terms of loans and financings are presented in Note 5.6. Estimated market values of the financial instruments, assets and liabilities, as of March 31, 2001, do not differ substantially from those reflected in the financial statements.

Investments in subsidiaries are not listed on stock exchanges and, accordingly, sufficient assumptions to estimate a market value are not available.

8. INSURANCE COVERAGE

As of March 31, 2001, the Company is insured as follows:

. Civil responsibility: related to involuntary personal damages caused to third parties and material damage to tangible assets;

. Fire: includes fire, lightning, electrical damages, natural phenomena or gas explosion at insured properties.

9. INTEGRAL MONETARY RESTATEMENT: (Not reviewed by independent accountants)

As a consequence of CVM Instruction 248/1996, the financial statements are being presented only in the form required by corporate legislation, which do not fully comply with fundamental accounting principles since they do not recognize inflationary effects. In the chart below we present a reconciliation of the results and stockholders' equity for the period and those which would be computed if inflationary effects were recognized as from January 1, 1996 using the system for monetary restatement in force until December 31, 1995, with the IGPM-FGV as the index and the current rates of Income Tax and Social Contribution.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information (amounts in thousands of reais unless otherwise indicated)

	Company	Consolidated		
	31//03/2001	31/03/2001	31/12/2000	31/03/2000
CURRENT ASSETS				
- Available funds	11,044	82,233	98,142	60,518
- Accounts receivable	37,545	71,964	70,651	73,511
- Properties for sale	22,606	70,576	71,821	50,099
- Taxes and contributions recoverable	12,172	12,372	11,529	9,621
- Deferred sales expenses	2,494	4,507	4,816	4,430
- Other	11,384	440	3,694	4,271
Total	97,245	242,092	260,653	222,450
LONG-TERM RECEIVABLES				
- Accounts receivable	61,270	107,380	111,873	131,483
- Receivables from related parties	7,516	-	-	-
- Other	2,561	2,685	3,025	3
Total	71,347	110,065	114,898	131,486
PERMANENT ASSETS				
- Investments	221,008	3,375	3,790	4,192
- Other Investments	40,242	40,242	38,439	32,919
- Property and equipment	44,404	117,828	118,826	124,527
- Deferred charges	394	394	863	1,007
Total	306,048	161,839	161,918	162,645
T O T A L	474,640	513,996	537,469	496,581
CURRENT LIABILITIES				
- Estimated costs to complete projects	34,369	40,023	37,713	53,721
- Accounts payable for purchase of properties	749	11,471	11,748	1,467
- Stockholders	-	-	20,283	10,807
- Provision for income tax and social contribution	-	-	340	646
- Payables to related parties	34,080	-	-	-
- Loans and financings	4,570	11,366	22,011	5,423
- Taxes and contributions	570	1,697	1,166	612
- Other accounts payable	1,591	6,152	6,578	6,213
Total	75,929	70,709	99,839	78,889
LONG-TERM LIABILITIES				
- Loans and financings	47,112	47,112	43,293	45,677
- Deferred results on sales of properties	6,825	42,491	45,654	60,591
- Estimated costs to complete projects	22,595	24,968	29,619	34,400
- Accounts payable for purchase of properties	14,341	7,535	7,642	10,850
- Other provisions	15,231	16,682	16,606	-
Total	106,104	138,788	142,814	151,518

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information (amounts in thousands of reais unless otherwise indicated)

	Company	Consolidated		
	31//03/2001	31/03/2001	31/12/2000	31/03/2000
DEFERRED INCOME	-	600	413	991
MINORITY INTEREST	-	11,292	12,553	8,176
STOCKHOLDERS' EQUITY				
- Capital	210,766	210,766	210,766	174,725
- Retained profits	79,379	79,379	79,565	79,172
- Revenue reserves	-	-	(30,074)	-
- Results for the year	10,943	10,943	-	11,591
- Treasury shares	(8,481)	(8,481)	(8,481)	(8,481)
Total	292,607	292,607	281,850	257,007
T O T A L	474,640	513,996	537,469	496,581
STATEMENT OF INCOME				
GROSS SALES AND SERVICES				
Sale of properties	14,004	31,069	137,756	32,901
Resale of properties	-	1,000	10,077	408
Rent of properties	2,022	4,309	17,474	3,829
Right of use	-	8	-	-
Services rendered	-	367	1,983	159
Taxes on sales and services	(460)	(783)	(6,988)	(301)
Net sales and services	15,566	35,970	160,302	36,996
COST OF SALES AND SERVICES				
Properties sold	(9,005)	(15,128)	(70,466)	(18,803)
Properties resold	-	-	(4,772)	(203)
Rented properties	(134)	(539)	(2,872)	(621)
Total	(9,139)	(15,667)	(78,110)	(19,627)
GROSS PROFIT	6,427	20,303	82,192	17,369
OPERATING (EXPENSES) INCOME				
General and Administrative	(2,119)	(2,962)	(11,009)	(2,721)
Selling	(2,357)	(3,125)	(16,066)	(2,601)
Results of Investments				
Equity in results of subsidiaries	14,939	(125)	-	-
Other investment results	(457)	(559)	(3,191)	(99)
Financial income, net of financial expenses	(4,891)	525	(20,504)	1,425
Other operating receipts (expenses)	-	15	277	42

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information (amounts in thousands of reais unless otherwise indicated)

	Company	Consolidated		
	31//03/2001	31/03/2001	31/12/2000	31/03/2000
OPERATING PROFIT BEFORE IRPJ AND CSSL	11,542	14,072	56,194	13,206
Income tax and social contribution	(599)	(1,631)	(5,586)	(517)
NET INCOME BEFORE MINORITY INTEREST	10,943	12,441	26,113	12,898
Minority interest	-	(1,498)	(5,832)	(1,099)
Reversal of interest on own capital	-	-	20,675	-
NET INCOME	10,943	10,943	40,705	11,591
EARNINGS PER SHARE AT THE END OF THE YEAR IN R$	0,14	0,14	0,51	0,16
STOCKHOLDERS'S EQUITY PER SHARE IN R$ (excluding treasury shares)	3.67	3.67	3.53	3.54

	31/03/2001		31/03/2000	
	Stockholders' equity	Results	Stockholders' equity	Results
Corporate legislation	239,862	11,273	196,080	12,313
Monetary restatement effect				
Properties for sale	10,408	989	5,453	807
Investments	9,420	-	6,392	-
Fixed assets and deferred charges	35,562	1,675	28,072	2,086
Development costs to appropriate	3,520	190	2,515	425
Minority interest	(397)	(168)	(318)	302
Stockholders' equity	-	(2,750)	18,813	(4,342)
Effect of taxes on monetary restatement (*)	(5,768)	(266)	-	-
Adjusted for inflationary effects	292,607	10,943	257,007	11,591

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information (amounts in thousands of reais unless otherwise indicated)

(*) As a consequence of change in legislation (Law 9249/95) as from January 1, 1996, the monetary restatement of stockholders' equity is no longer deductible and monetary restatements of assets will be taxed as assets are realized. Since we can not forecast the realization of plots of land and the permanent investments, we decided not to consider the effects of monetary restatement in the calculation bases for taxes (income tax and social contribution).

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

06.01 – Consolidated Balance Sheet - Assets (in thousands of reais)

1 – Code	2 – Description	3 - 03/31/2001	4 – 12/31/2000
1	Total assets	457,456	476,625
1.01	Current assets	230,535	246,412
1.01.01	Available funds	82,233	96,771
1.01.01.01	Cash, banks and financial investments	82,233	96,771
1.01.02	Receivables	88,134	88,336
1.01.02.01	Advances to third parties	0	0
1.01.02.02	Taxes recoverable	12,372	11,368
1.01.02.03	Debit notes, reimbursement of expenses	0	0
1.01.02.04	Prepaid expenses	0	0
1.01.02.05	Other receivables	71,964	69,664
1.01.02.06	Development costs to appropriate	3,358	3,662
1.01.02.08	Temporary investments	0	0
1.01.02.09	Other	440	3,642
1.01.03	Inventories	60,168	61,305
1.01.03.01	Constructions in progress	0	0
1.01.03.02	Properties for sale	60,168	61,305
1.01.03.03	Other	0	0
1.01.04	Other	0	0
1.02	Long-term receivables	110,065	113,293
1.02.01	Sundry receivables	107,383	110,313
1.02.01.01	Accounts receivable	107,380	110,310
1.02.01.03	Other	3	3
1.02.01.04	Deferred income tax/ social contribution	0	0
1.02.02	Receivables from related parties	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	2,682	2,980
1.02.03.01	Deferred income tax and social contribution	2,682	2,980
1.03	Permanent assets	116,856	116,920
1.03.01	Investments	34,196	32,815
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiary companies	2,646	2,774
1.03.01.02.01	Participation in funds	2,646	2,774
1.03.01.03	Other investments	31,550	30,041
1.03.02	Property and equipment	82,381	83,366
1.03.03	Deferred charges	279	739
1.03.03.01	Net funding expenses	279	739

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

06.02 – Consolidated Balance Sheet - Liabilities and Stockholders' Equity (in thousands of reais)

1 – Code	2 – Description	3 - 03/31/2001	4 –12/31/2000
2	Total liabilities and stockholders' equity	457,456	476,625
2.01	Current liabilities	70,656	98,445
2.01.01	Loans and financings	12,222	21,704
2.01.01.01	Local loans and financings	12,222	21,704
2.01.02	Debentures	0	0
2.01.03	Suppliers	11,701	11,584
2.01.04	Taxes, charges and contributions	775	1,150
2.01.05	Dividends payable	0	20,000
2.01.06	Provisions	40,892	37,521
2.01.06.01	Estimated costs to complete projects	40,023	37,186
2.01.06.02	Provision for 13th month salary and vacations	0	0
2.01.06.03	Provision for income tax and social contribution	869	335
2.01.07	Payables to related parties	0	0
2.01.08	Other	5,066	6,486
2.01.08.01	Other accounts	5,066	6,486
2.02	Long-term liabilities	135,443	137,562
2.02.01	Loans and financings	47,112	42,688
2.02.01.03	Loans and financings	47,112	42,688
2.02.02	Debentures	0	0
2.02.03	Provisions	35,933	40,075
2.02.03.01	Estimated costs to complete projects	24,969	29,205
2.02.03.18	Provision for income tax and social contribution	1,502	1,251
2.02.03.19	Provision for contingencies	9,462	9,619
2.02.04	Payables to related parties	0	0
2.02.05	Other	52,398	54,799
2.02.05.01	Payables for purchase of properties	7,535	7,535
2.02.05.02	*Deferred results on sales of properties*	44,863	47,264
2.02.05.03	Other	0	0
2.03	Deferred income	599	407
2.04	Minority interest	10,895	11,620
2.05	Stockholders' equity	239,863	228,591
2.05.01	Paid-up capital	158,466	158,466
2.05.01.01	Paid-up capital	158,466	158,466
2.05.01.02	Unpaid capital	0	0
2.05.01.03	A.F.A.C.	0	0
2.05.02	Capital reserves	0	0
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	70,124	70,125
2.05.04.01	Legal	7,180	7,180
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retained profits	0	0
2.05.04.06	Special reserve for dividends not distributed	0	0

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

06.02 – Consolidated Balance Sheet - Liabilities and Stockholders' Equity (in thousands of reais)

1 – Code	2 – Description	3 - 03/31/2001	4 –12/31/2000
2.05.04.07	Other	62,944	62,945
2.05.04.07.01	Retained profits reserve	69,414	69,415
2.04.04.07.02	Treasury shares	(6,470)	(6,470)
2.05.05	Retained earnings	11,273	0

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRIAL AND OTHER

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

07.01 – Consolidated Statement of Income (in thousands of reais)

1 – Code	2 – Description	3 - 01.01.2001 to 03/31/2001	4 - 01.01.2001 to 03.31.2001	5 - 01.01.2000 to 03.31.2000	6 - 01.01.2000 to 03.31.2000
3.01	Gross sales and/or services	36,740	36,740	34,526	34,526
3.01.01	Sale of properties	31,059	31,059	30,507	30,507
3.01.02	Resale of properties	1,000	1,000	372	372
3.01.03	Rent of properties	4,306	4,306	3,503	3,503
3.01.04	Services rendered	367	367	144	144
3.01.05	Right of use	8	8	0	0
3.02	Deductions	(783)	(783)	(275)	(275)
3.02.01	Taxes on sales and services	(783)	(783)	(275)	(275)
3.02.02	Cancellations	0	0	0	0
3.03	Net sales and/or services	35,957	35,957	34,251	34,251
3.04	Cost of sales and/or services	(16,657)	(16,657)	(18,208)	(18,208)
3.04.01	Properties sold	(12,634)	(12,634)	(17,455)	(17,455)
3.04.02	Properties resold	(3,484)	(3,484)	(186)	(186)
3.04.03	Rented properties	(539)	(539)	(567)	(567)
3.04.04	Right of use	0	0	0	0
3.05	Gross profit	19,300	19,300	16,043	16,043
3.06	Operating (expenses) income	(5,023)	(5,023)	(1,977)	(1,977)
3.06.01	Selling	(3,152)	(3,152)	(2,759)	(2,759)
3.06.02	General and administrative	(3,126)	(3,126)	(2,481)	(2,481)
3.06.03	Financial, net	1,614	1,614	3,950	3,950
3.06.03.01	Financial income	3,947	3,947	3,927	3,927
3.06.03.02	Financial expenses	(2,333)	(2,333)	23	23
3.06.03.02.01	Financial expenses	(2,674)	(2,674)	(2,236)	(2,236)
3.06.03.02.02	Net monetary variations	341	341	2,259	2,259
3.06.04	Other operating income	(359)	(359)	(687)	(687)
3.06.04.01	Results of investments in properties funds	195	195	(725)	(725)
3.06.04.02	Other	(554)	(554)	38	38
3.06.05	Other operating expenses	0	0	0	0

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

07.01 – Consolidated Statement of Income (in thousands of reais)

1 – Code	2 – Description	3 - 01.01.2001 to 03/31/2001	4 - 01.01.2001 to 03.31.2001	5 - 01.01.2000 to 03.31.2000	6 - 01.01.2000 to 03.31.2000
3.06.06	Equity in the results of subsidiary companies	0	0	0	0
3.07	Operating profit	14,277	14,277	14,066	14,066
3.08	Non-operating results	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxation/profit sharing	14,277	14,277	14,066	14,066
3.10	Provision for income tax and social contribution	(869)	(869)	(471)	(471)
3.11	Deferred income tax	(496)	(496)	0	0
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.14	Minority interest	(1,639)	(1,639)	(1,282)	(1,282)
3.15	Net income for the period	11,273	11,273	12,313	12,313
	Number of shares, excluding treasury (thousand)	79,781	79,781	72,528	72,528
	Net income per share	0.14130	0.14130	0.16977	0.16977

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

08.01 – Comments on Consolidated Performance during the Quarter
(All amounts in thousands of reais unless otherwise indicated)

In the first quarter of 2001 net income was R$ 11,273, R$ 1,040 less than the R$ 12,313 recorded in the same period of the previous year.

In the first quarter of 2001, the following facts contributed to the results: a R$ 803 increase in rental (mainly from Brasilinvest, Edifício JK Financial Center, ABC Plaza Shopping and ITM); a R$ 2,516 increase originating from new developments (especially from the Long Stay World Class – Alvorada, Place Vêndome-Luiz Molina, Hípica House, Ipiranga Premium, Château du Parc – Tutóia and Corporate Park) and an accelerated construction pace in projects launched in prior periods such as Meliá Jardim Europa – João Cachoeira e Classique Klabin – Ernesto de Oliveira.

On the other hand, as a result of the Argentine crisis and instability in the Brazilian economic environment, there was a decrease in market value of C Bonds and BR 2040 abroad - Brazilian Public Debt Securities. This fact led us to set up a temporary provision for potential losses on these securities, which resulted in a financial result lower by R$ 2,336 in the first quarter of 2001 compared to the same prior year quarter. Administrative expenses (donations and services rendered by third parties) and other expenses increased by R$ 772 during the quarter in relation to the prior year quarter.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRIAL AND OTHER

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

09.01 – INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 – ITEM	2 – NAME OF COMPANY	3 – NATIONAL CORPORATE TAXPAYERS' REGISTRY – CNPJ	4 - CLASSIFICATION	5 - % PARTICIPATION IN THE CAPITAL OF THE INVESTEE	6 - % OF NET EQUITY OF THE INVESTOR
7 – TYPE OF COMPANY		8 – NUMBER OF SHARES IN THE CURRENT QUARTER (Thousand)		9 – NUMBER OF SHARES IN THE PRIOR QUARTER (Thousand)	
01	BRAZIL REALTY SERVIÇOS E INVESTIMENTOS	. . / -	PRIVATELY-HELD SUBSIDIARY	100.00	100.00
COMMERCIAL, INDUSTRIAL AND OTHER		1,261,835		1,261,835	
02	BRAZIL REALTY ADM. LOCAÇÕES LTDA.	01.797.632/0001-90	SUBSIDIARY/ ASSOCIATED COMPANY INVESTMENT	99.99	99.99
COMMERCIAL, INDUSTRIAL AND OTHER		22,224		22,224	

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

16.01 – Other Information Considered Relevant
(All amounts in thousands of reais unless otherwise indicated)

Consolidated Cash Flow (Unaudited)

	Quarter ended	
	03/2001	03/2000
1. Operating activities	16,175	9,849
1.1. Receipts	44,731	36,354
Developments	39,679	32,738
Rental and right of use	3,963	3,476
Services rendered	1,089	140
1.2 Payments	(28,556)	(26,505)
Building costs	(19,880)	(17,342)
Land	(2,125)	(3,719)
Administrative expenses	(3,022)	(2,629)
Commercial expenses	(1,016)	(1,665)
Taxes and contributions	(2,513)	(1,150)
2. Investment activities	(4,514)	(1,039)
2.1. Receipts	250	
Redemption of investments	250	
2.1 Payments	(4,764)	(1,039)
Acquisition of properties/investments	(4,764)	(1,039)
3. Financial activities	(26,199)	(2,708)
3.1 Receipts	19,929	16,972
Financial income	3,104	3,395
Loans (guarantee account)	10,032	10,915
Investments for future liquidation	6,793	2,662
3.2. Payments	(46,128)	(19,680)
Loans, financings and investments	(20,092)	(17,849)
Dividends (Real estate funds)	(22,947)	(1,077)
Financial expenses	(2,628)	(119)
Minimal revenue (sale of quotas)	(287)	(635)
Investment/Other	(174)	
(1+2+3) = Cash flow for the period	(14,538)	6,102
(+) Initial balance	96,771	49,118
(-) Final balance	82,233	55,220

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

16.01 – Other Information Considered Relevant
(All amounts in thousands of reais unless otherwise indicated)

A – Developments.

1. **Edifício Royal Klabin:** This building was totally sold, being the first one delivered by Brazil Realty (February 1998), since its inception. The Company has a 70% interest in this development.

2. **Le Grand Klabin:** Le Grand Klabin was delivered in February 1999 with all units sold. The Company has a 70% interest in this development.

3. **Mondrian:** All available units were sold and the building was delivered in September 1998. This project is wholly owned by the Company.

4. **The World:** All 323 units of 30.20 square meters of usable area each were sold. This building offers complete hotel services provided by Parthenon Flat Service and was delivered in November 1999. The development was totally built by the Company.

5. **The Universe:** All 215 units, with 30.20 square meters of usable area each, were sold two weeks after launching. The building has complete hotel services provided by Parthenon and was delivered in December 1999. The development was totally built by the Company.

6. **The First Office Flat:** This building has 220 office units with an average of 31 square meters each. Management is the responsibility of Parthenon Office Services and the Business Process Center. The Company's interest in the development is 25%. Up to March 31, 2001, 206 units had been sold. Another 11 units were reserved for common use. Of the total, 98.6% of the units have been sold. The building was delivered in February 2000.

7. **The Excellence:** This 320-unit building was totally sold. It offers complete hotel services provided by the Mercure-Parthenon group and L' Esprit Accor. The building was delivered in July 2000. The development is wholly owned by the Company.

8. **Meliá Jardim Europa:** This building has 332 units of 33.08 square meters each and was totally sold. This development offers complete hotel services provided by Meliá and is wholly owned by the Company. Delivery date is April 2001. At March 31, 2001, 81% of the building was completed.

9. **International Trade Center – ITC:** The two-tower project totals 17,360 square meters of usable area. It was launched in August 1997. Management is the responsibility of Meliá and the Business Process Center. The building was delivered in August, 2000. The Company's interest in the project is 75%. Up to September 30, 2000, 554 of the 560 units had been sold.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

16.01 – Other Information Considered Relevant
(All amounts in thousands of reais unless otherwise indicated)

10. Caesar Towers Ibirapuera: This development was launched in March 1998. It includes 206 units of 26.60 square meters each. All units had been sold by early April 1998. Management is the responsibility of Blue Tree – Caesar Towers. Delivery term is April 2001. The Company's interest in the development is 75%. At March 31, 2001, 94.7% of the building had been completed.

11. Oscar Freire (Comfort Suites): This development was launched in June 1998 and has 204 units of 33.00 square meters each. All units were sold in less than one month. The Company's interest in the development is 75%. Delivery is scheduled for April 2001. Management is the responsibility of Choice Hotels – Comfort Suites. At March 31, 2001, 85.5% of the building had been completed.

12. Bela Cintra Long Stay (Quality Suites): This development was launched in March 1999 and was the first project by Brazil Realty using the long stay concept. This concept's units are larger and normally occupied for longer terms than the traditional flat services. The project includes 334 units of approximately 45.00 square meters each. All units were sold a few weeks after launching. Brazil Realty's interest in the development is 22.5%. Delivery is scheduled for February 2002. At March 31, 2001, 57.6% of the building had been completed.

13. Classique Klabin: This development was launched in May 1999, with 88 units of 130 square meters each. The delivery of the building, which is wholly owned by the Company, is programmed for May 2002. At March 31, 2001, 76 units (86.4% of the total) had been sold and 32.5% of the building completed.

14. Piazza dello Sport: This development was launched in April 1999 and is scheduled to be completed in December 2001. The project includes 316 units of approximately 105 square meters each. The Company's interest in the project is 13.5% of the total receipts, and it is not responsible for any costs or expenses incurred. At March 31, 2001, 300 units had been sold and 55.06% of the building completed.

15. Place Vendôme: Launched in May 1999, the project includes 42 units. Company's interest in the project is 75%. All units were sold in 2000. Delivery is scheduled for May 2002. At March 31, 2001, 32.7% of the building had been completed.

16. World Class Long Stay (Quality Suites): This development was launched in June 1999 with delivery scheduled for June 2002. The project includes 276 units of approximately 51 square meters each. The Company's interest in the project is 55.5%. Until the first quarter of 2001, 274 units had been sold, or 99.3% of the total. At March 2001, 25.2% of the building had been completed.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

16.01 – Other Information Considered Relevant
(All amounts in thousands of reais unless otherwise indicated)

17. Hipica House: The building was launched in March 2000. The project includes 80 units of 116 square meters each. The Company holds a 75% interest in the development. At March 31, 2001, 65 units had been sold and 8.3% of the building had been completed. Delivery is scheduled for February 2003.

18. Perdizes Project: This development was launched in April 2000. The project is composed of 88 units of 85 square meters each. The Company's interest in the development is 75%. At March 31, 2000, 52 units had been sold (59.1%) and 14.2% of the building had been completed. Delivery is scheduled for January 2003.

19. Château du Parc: This development was launched in March 2000. The project includes 42 units of 165 square meters each. The Company holds a 50% interest in the development. At March 31, 2001, 36 units had been sold (85.7%) and 6.1% of the building completed. Delivery is scheduled for January 2003.

20. Ipiranga Premium: This development was launched in March 2000. The project includes 208 units of 101 square meters each. The Company holds a 50% interest in the development. At March 31, 2001, 133 units (63.9%) had been sold and 4.8% of the building completed. Delivery is scheduled for January 2003.

21. Meliá Campinas: This was the first development launched by the Company outside the greater São Paulo area, in the Cambuí district of the progressive city of Campinas, 80 km distance from São Paulo. The development was launched in February 2000. The project includes 308 units of 27 square meters each which were all sold. The Company holds a 50% interest in the development and delivery is scheduled for January 2003. Management is the responsibility of Meliá. At March 31, 6.3% of the building had been completed.

22. Perdizes Privilege: Located on Coronel Mello de Oliveira Street (Perdizes district), this development was launched in July 2000. The project includes 42 units of 123 square meters each, 32 (76.2%) of which had been sold at March 31, 2001. The Company holds a 50% interest in the development. Delivery is scheduled for May, 2003. At March 31, 2001, 10.7% of the building had been completed.

23. Flats ABC: Launched in Santo André in September 2000, this is a two-tower project including 306 units. One tower will be managed by Ibis and the other by Mercure. The Company holds a 18.5% interest in the development. At March 31, 2001, 161 units (52.6%) had been sold and 1.2% of the building had been completed.

24. Château de Tocqueville: Launched in February 2001, the project includes 20 units of 330 square meters each. The Company holds a 50% interest in the development. At March 31, 2001, 11 units (55%) had been sold, and construction had not started. Delivery is scheduled for February 2004.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

16.01 – Other Information Considered Relevant
(All amounts in thousands of reais unless otherwise indicated)

25. Lagoa Privilege: This was the first development launched by the Company in the city of Rio de Janeiro and is located in the Lagoa district. Launched in November 2000, it includes 96 units of 42 square meters each. The Company holds a 28.5% interest in the development. At March 31, 2001, 32 units (33.3%) had been sold and 7.3% of the building completed. Delivery is scheduled for February 2003.

B) COMMERCIAL DEVELOPMENTS – OFFICES

1. Nova São Paulo: Acquired on December 28, 1994 with purchase of Nova São Paulo Participações, this building is located in the Chácara Santo Antônio district, in the Marginal Pinheiros area. The development has 11,367 square meters of usable area. The building has been completely rented and has among its tenants Samsung Eletrônica, Globo Cabo and UpDate. Average monthly rent is R$ 29.70/square meter. The building is wholly owned by the Company.

2. Condomínio Verbo Divino: Acquired in October 22, 1996, this building is located at Chácara Santo Antonio in the Marginal Pinheiros area. It is totally rented to NET São Paulo/Globo Cabo. The building has 8,374 square meters of usable area and the average monthly rent is R$ 28.50/square meter. The building is wholly owned by the Company.

3. Centro Empresarial São Paulo (CENESP): In October 1997, the Company acquired a 2,844 square meter property at Centro Empresarial São Paulo, in the Marginal Pinheiros area. The property is rented to Proceda Processamento de Dados for approximately R$ 22.20/square meter a month

4 Edificio Garagem: The Company developed a 2,390 square meter parking building, with 240 parking spaces on six floors. The property generates a rental income of R$ 204 per year.

5. Brasilinvest: .The Company acquired this property on March 26, 1997, and later rented floors to Bank of America, United SBF and Itatel, among others. Average monthly rent is approximately R$ 35.60/square meter.

6. Brasílio Machado: Acquired on June 27, 1997 and located in the Vila Olímpia District, the Brasílio Machado building has 10,018 square meters of usable area. The building underwent a full refurbishing process and was totally rented at an average rent of R$ 28.00/square meter to such companies as Adidas, Aon Pilar, Choice Hotels, and Klabin. The Company owns 50% of the property through Fundo BM de Investimento Imobiliário.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

16.01 – Other Information Considered Relevant
(All amounts in thousands of reais unless otherwise indicated)

7. Condomínio ABC Plaza: Acquired in May 1996 and located next to the ABC Plaza Shopping in Santo André (SP), this office building has 5,559 square meters of usable area. The building underwent a full refurbishing process and at March 31, 2001 was totally rented for an average rent of R$ 19.70/square meter to such companies as Caixa Econômica Federal and AOL Brasil, among others. The Company owns 20.4 % of the property through Fundo de Investimento Imobiliário ABC Plaza Shopping.

8. JK Financial Center: A high quality office building located in the Itaim district, with 13,177 square meters of usable area for rent on 15 floors and an average of 890 square meters each. It was delivered in June 2000. At September 30, 2000, the building was totally rented to such companies as Credicard, BNDES, BNP, Rolland Berger, among others. Average monthly rent is R$ 62.00/square meter. Up to now, eight floors have been sold to individual investors. The JK Financial Center is also related to the Fundo Financial Center de Investimento Imobiliário, through which REIT Brazil, a system for the sale of Real Estate fund quotas, was launched. REIT Brazil was launched on October 25, 1999 and the sale of quotas was concluded at September 30, 2000.

C) COMMERCIAL DEVELOPMENTS – OFFICES UNDER DEVELOPMENT

1. Faria Lima Financial Center: A plot of land of approximately 6,918 square meters, located on Nova Faria Lima Avenue, an up-scale region of São Paulo. The Faria Lima Financial Center is a high quality office building with 21 office floors totaling 25,900 square meters of usable area for rent. Construction began in the first quarter of 2000, and delivery is scheduled for December 2002. At March 31, 2001, 21.2% of the development had been completed. The Company holds a 48.1% interest in the property, and the remaining 51.9% is held by institutional and individual investors.

2. São Paulo Plaza: São Paulo Plaza will be built on a plot of approximately 2,429 square meters located on Verbo Divino Street in the southern zone of São Paulo. It will have 7,150 square meters of usable area for rent, with 12 office floors. Construction started at the beginning of 1999 and at March 31, 2001, 21.6% had been completed. It is completely owned by the Company.

3. Corporate Park: A high quality office building will be built on a plot of approximately 4,523 square meters with 17,040 square meters of usable area for rent with 13 office floors. At March 31, 2001, the Company had sold 9 floors to individual investors. The Company holds a 41.25% interest in the project. Construction began in August 2000 and at March 31, 2001 12.5% had been concluded.

4. Pinheiros Office Park: This is a high quality office building with 4,980 square meters of usable area for rent, on 2 floors with approximately 5,400 square meters, located on the Marginal Pinheiros. Construction should begin in the second half of 2001. The Company holds a 100% interest in the project.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

16.01 – Other Information Considered Relevant
(All amounts in thousands of reais unless otherwise indicated)

5. JK2: This is a high quality office building with 16,554 square meters on 9 office floors with approximately 4,400 square meters. Construction should begin in the second half of 2001. At March 31, 2001, the Company had sold 67.63% to individual investors. It holds a 32.37% interest in the project.

D) SHOPPING CENTERS

1. International Trade Mart: This property is located on a land plot of 34,095 square meters and was acquired on August 29, 1994. The project was launched in November, 1994, to be developed in three stages: the first, with 17,000 square meters of usable area, had 182 spaces for rental; the second, with 12,000 square meters and 137 rental spaces projected will remain closed for later launch; the third stage, with 5,000 square meters of usable area, was designed as a pavilion for fairs and events. The development generated high key money revenues, recognized in August 1996, when the first phase of the Centro Têxtil Internacional (CTI) was opened. At the end of 1996, the Company sold part of its interest to four pension funds and now holds 43.50% of the property through quotas in a real estate investment fund controlling CTI. With more than 80,000 square meters of built area, the development won the Master Imobiliário Award in 1996, granted by the São Paulo Section of SECOVI. It also won the Grand Prix d'Excellence, the highest honor in the property segment, for specialized properties, granted by FIABCI International. The second floor was completely redesigned, and also part of the first floor, to amplify the space for fairs and events which now includes approximately 31,700 square meters of ABL and can house up to three simultaneous events. Several contracts were signed with some of the world's largest companies promoting events (Reed Exhibitions, Messe Frankfurt and others). The ITM – the present name of the building – now houses some of most important Brazilian fairs in diverse sectors of activity.

2. ABC Plaza Shopping: Located in Santo André, Greater São Paulo area, the ABC Plaza Shopping was opened on September 23, 1997 and was totally rented before its opening to such companies as C&A, Cinemark, Lojas Pernambucanas and McDonald's. The shopping center has 27,600 square meters of gross area for rental, with 212 stores, a food mall with 25 restaurants and 10 cinemas with 1,500 seats. The Company holds 20.4% of the project through the real estate fund controlling the property.

3. Avenida Industrial: A "power center" located in Santo André, Greater São Paulo area, next to the ABC Plaza Shopping on a 74,240 square meter plot, it includes a Extra Hipermercados unit (13,788 square meters of gross area for rental) and was opened in November 1999, and a Madeirense store (7,200 square meters of gross area for rental) which was opened in December 1999. Satellite stores should occupy approximately 750 square meters of gross area for rental. The Company holds a 34% interest.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

16.01 – Other Information Considered Relevant
(All amounts in thousands of reais unless otherwise indicated)

E) LAND HELD FOR DEVELOPMENT

1. Pinheiros (Massacá): A 21,601 square meter plot located in the Pinheiros district, São Paulo, and acquired in July 1999, that will probably be used for residential purposes. The Company holds a 25% interest in the land.

2. Nhambiquaras: A 8,537 square meter plot located in the Moema district, São Paulo, and acquired in February 2000, that will probably be used for residential purposes. The Company holds a 50% interest in the land.

3. Alves Guimarães: A 1,360 square meter plot located in the Cerqueira César district, São Paulo, that will probably be used for residential purposes. The Company holds a 50% interest in the land.

4. Campo Verde: A 4,274 square meter plot located in Jardim América, São Paulo, that will probably be used for residential purposes. The Company holds a 50% interest in the land.

5. Morgado de Mateus: A 1,619 square meter plot, acquired in September 2000, that will probably be used for residential purposes. The Company holds a 47.5% interest in the land.

6. Araguari: A 500 square meter plot, acquired in September 2000, that will probably be used for residential purposes. The Company holds a 47.5% interest in the land.

7. Paraíso: A 3,256 square meter plot, acquired in October 2000, use for which is being studied. The Company holds a 47.5% interest in the land.

8. Pintassilgo: A 1,200 square meter plot acquired in November 2000, use for which is being studied. The Company has a 47.5 interest in the land.

9. Emílio Ribas (Campinas): A 1,642 square meter plot acquired in April 2000, located in the Cambuí district, Campinas, State of São Paulo, that will probably be used for residential purposes. The Company holds a 50% interest in the land.

10. Joaquim Gomes (Campinas): A 1,062 square meter plot acquired in April 2000, located in the Cambuí district, Campinas, State of São Paulo, that will probably be used for residential purposes. The Company holds a 50% interest in the land.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

16.01 – Other Information Considered Relevant
(All amounts in thousands of reais unless otherwise indicated)

11. Norte-Sul (Campinas): A 2,582 square meter plot, acquired in April 2000, located in the Cambuí district, Campinas, State of São Paulo, that will probably be used for residential purposes. The Company holds a 50% interest in the land.

12. Carlos Kaysel (Campinas): A 1,400 square meter plot, acquired in April 2000, located in the Cambuí district, Campinas, State of São Paulo, use for which is being studied. The Company holds a 50% interest in the land.

13. Barreto Leme (Campinas): A 1,455 square meter plot acquired in July 2000, located in the Cambuí district, Campinas, State of São Paulo, use for which is being studied. The Company holds a 47.50% interest in the land.

14. Carlos Gomes (Campinas): A 110,000 square meter plot acquired in July 2000, located in Campinas (SP), that will probably be developed in stages and used for residential purposes. The Company holds a 47.5% interest in the land.

15. Rua da Passagem (Rio de Janeiro): A 1,494 square meter plot acquired in July 2000, located in Rio de Janeiro (RJ), use for which is being studied. The Company holds a 27% interest in the land.

16. Rua 19 de Fevereiro (Rio de Janeiro): A 1,477 square meter plot acquired in July 2000, located in Rio de Janeiro (RJ), use for which is being studied. The Company holds a 32.75% interest in the land.

17. Av. Jorge Zarzur (São José dos Campos): A 3,443 square meter plot acquired in July 2000, located in São José dos Campos (SP), use for which is being studied. The Company holds a 23.75% interest in the land.

18. Santo André (Garden): A 7,838 square meter plot acquired in May 1997, dismembered from land of the Industrial Avenue, that will probably be used for residential purposes. The Company holds a 34% interest in the land.

19. Jacu-Pêssego: A 48,400 square meter plot acquired in July 2000, located in the Eastern Zone of São Paulo, that will probably be the site of a shopping center. The Company owns the whole plot.

20. Canindé: A 29,167 square meter plot acquired in July 1999, located on the Marginal Tietê, Canindé district, São Paulo, use for which is being studied. The company holds a 22.5% interest in the land.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

17.01 - Report on Special Review - Unqualified

REPORT OF INDEPENDENT ACCOUNTANTS ON THE
LIMITED REVIEW OF QUARTERLY INFORMATION

To the Board of Directors and Stockholders
Brazil Realty S.A. Empreendimentos e Participações

1 We have carried out a limited review of the accounting information included in the Quarterly Information – ITR of Brazil Realty S.A. Empreendimentos e Participações and its subsidiary companies for the quarter ended March 31, 2001. This information is the responsibility of company management.

2 Our review was carried out in conformity with specific standards established by the Brazilian Institute of Accountants – IBRACON, in conjunction with the Federal Accounting Council (CFC) and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the company's financial position and operations.

3 Based on our limited review, we are not aware of any significant adjustments which should be made to the quarterly information referred to above in order that such information be stated in conformity with accounting principles determined by Brazilian corporate legislation applicable to the preparation of quarterly information, consistent with the regulations of the Brazilian Securities Commission – CVM.

4 The Quarterly Information – ITR also includes (a) accounting information relating to the quarter ended December 31, 2000 which was audited by other independent accountants in connection with the audit of the financial statements as at that date, on which they issued an unqualified opinion dated February 9, 2001, and (b) accounting information relating to the quarter ended March 31, 2000, which was reviewed by other independent accountants, who issued their related report, without qualifications, dated May 4, 2000.

São Paulo, May 6, 2001

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" MG

Celso Luiz Malimpensa
Partner
Contador CRC 1SP159531/O-0

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

INDEX